Patriot National, Inc.

401 East Las Olas Boulevard, Suite 1650

Fort Lauderdale, Florida 33301

October 20, 2015

VIA EDGAR

Re:	Patriot National, Inc.

Registration Statement on Form S-1

File No. 333-207267

Suzanne Hayes

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Dear Ms. Hayes:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Patriot National, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on October 5, 2015 and amended on October 15, 2015.

The Registration Statement was filed in connection with the proposed public offering by the Company and certain selling stockholders of shares of the Company’s common stock. At this time, the Company has elected not to proceed with the public offering contemplated by the Registration Statement. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (954) 670-2941 or Lesley Peng of Simpson Thacher & Bartlett LLP at (212) 455-2202 with any questions you may have regarding this matter.

Very truly yours, Patriot National, Inc.

By:	/s/ Christopher A. Pesch
Name: Christopher A. Pesch
Title: Executive Vice President, General
Counsel, Chief Legal Officer and Secretary

cc:	Securities and Exchange Commission
Mary Beth Breslin

Simpson Thacher & Bartlett LLP
Lesley Peng